Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Steele Creek Capital Corporation

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$5,392,740.00	0.0001531	$825.63

Total Transaction Valuation:		$5,392,740.00
Total Fees Due for Filing:				$825.63
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$825.63